                              S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 1-08

February 25, 2008

STRONG COPPER AND MOLY INTERCEPTED AT MAGALLANES, INCA PROJECT CHILE

SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project

The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

SAMEX President Jeffrey Dahl comments, “We’re pleased with these results which are encouraging, particularly considering this was one of the smaller targets tested as part of our drilling program.  To assist in reviewing the data, we’ve posted a very informative graphical presentation of the results from Magallanes at our website along with a glossary of technical terms.

With the strong exploration activity occurring in the industry, laboratories have significant backlogs of core analysis which have resulted in receiving our assay results at a much slower rate than anticipated.  Core logging and sampling are nearly completed and data is being compiled and readied for additional news releases on a target-by-target basis as geochemical results are received.”

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.